Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                                15 May 2006

                              WPP GROUP PLC ("WPP")

             Bates Asia acquires Beyond Communications in Hong Kong


WPP announces that its wholly-owned operating company Bates Asia, the leading Asian advertising and marketing communications network, has acquired 75% of the issued share capital of Beyond Communications Hong Kong Limited ("Beyond"), a leading independent marketing communications consultancy in Hong Kong.

Founded in 1995, Beyond employs 11 people. Beyond had audited revenues of HK$4.4 million (US$0.57million) for the year ended 30 April 2005, with net assets as at the same date of HK$0.23 million (US$30,000). Clients include Adidas, Mead Johnson, Swire Properties, Wing On Travel, Chow Tai Fook Jewellery Co, Cafe de Coral, Fotomax, Kimberly Clark, Sony and Procter & Gamble.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors. Greater China is one of the fastest-growing markets for WPP, with over $400 million of revenue - almost one-third of the company's total Asia Pacific business, including associates. WPP earns the highest amount of revenues from this region amongst its competitors. Consequently, the Group, which employs 6,000 professionals in Greater China has a very strong leadership position in the region - as it does in Asia overall - across all marketing disciplines.

Contact:
Feona McEwan, WPP       44-20 7408 2204

www.wpp.com